Skadden, Arps, Slate, Meagher & Flom LLP
150 North Wacker Drive
Chicago, Illinois 60606
November 29, 2010
Mr. H.R. Hallock
Securities and Exchange Commission
Office of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Invesco Van Kampen Senior Loan Fund Registration Statement on Form N-2 (File Nos. 333- 121061 and 811-05845)
Dear Mr. Hallock:
          Thank you for your telephonic comments regarding Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 filed on behalf of the InvescoVan Kampen Senior Loan Fund (the “Fund”) which was filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2010 pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. Where changes were necessary in response to your comments, they are reflected in the Fund’s Post-Effective Amendment No. 9 to its Registration Statement on Form N-2, which will be filed with the Commission pursuant to the 1933 Act and the 1940 Act via EDGAR on or about November 29, 2010.

Comment 1	Please supplementally explain how this Fund operates.

Response 1	The Fund is a continuously offered closed-end investment company. Pursuant to two separate Exemptive Orders granted by the Commission, the Fund offers multiple classes of shares to investors and conducts monthly repurchase offers for its shares.

Comment 2	The Fund has requested selective review. Please supplementally explain the Commission’s prior review of the Fund’s Registration Statement and the information contained therein.

Response 2	The Fund’s Post-Effective Amendment No. 8 to its Registration Statement filed with the Commission on September 29, 2010 contained the Fund’s standard prospectus and statement of additional information, with routine update information and additional disclosure about the Fund’s new investment adviser, distributor, administrator and certain other providers. The new providers resulted from a transaction whereby the parent of the Fund’s former investment adviser sold its interest in such investment adviser to Invesco. Shareholders of the Fund approved the transaction at a special meeting of shareholders held on April 16, 2010 and such transaction was consummated on June 1, 2010.

The Fund filed with the Commission a joint preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, on January 22, 2010, which was reviewed and commented upon by Mr. Larry Greene, Senior Counsel, Officer of Investment Management at the Commission. Such proxy statement contained Invesco’s standard disclosure regarding the investment adviser, distributor, administrator and certain other providers. The Fund’s Post-Effective Amendment No. 8 to its Registration Statement contains such disclosure. Any changes to the disclosure as a result of Mr. Greene’s comments were included in the Fund’s definitive proxy statement and are also included in the Fund’s Post-Effective Amendment No. 8 to its Registration Statement. It should be noted also that the information regarding the investment adviser, distributor, administrator and certain other providers of Invesco funds is standard disclosure that is contained in all funds managed by Invesco Advisers, Inc., and thus has been reviewed and commented upon by Invesco’s regular Commission examiner. This review has most recently occurred in connection with many filings by many Invesco funds on Form N-14 during much of 2010.

Finally, the Fund last filed its Post-Effective Amendment to its Registration Statement pursuant to Rule 486(a) of the 1933 Act on September 29, 2006, which was also reviewed and commented upon by Mr. Greene. Any changes to the Registration Statement as a result of Mr. Greene’s comments were included in the Fund’s next filed Post-Effective Amendment in November 2006.

Comment 3	Please supplementally explain Class IB Shares and Class IC Shares.

Response 3	The Fund completed an initial public offering in October 1989. The Fund has continuously offered its shares since November 1989. In June 2003, the Fund completed a transaction in which it redesignated its shares issued before June 13, 2003 as Class B Shares and issued new Class C Shares to the shareholders of Van Kampen Senior Floating Rate Fund in exchange for the assets and liabilities of that fund. On February 18, 2005, the Fund redesignated its Class B Shares issued before February 18, 2005 as a new class of Shares designated Class IB Shares and redesignated its Class C Shares issued before February 18, 2005 as a new class of Shares designated Class IC Shares. On February 18, 2005, the Fund commenced offering new Class A Shares, new Class B Shares and new Class C Shares; effective November 30, 2010, the Fund will no longer continuously offer Class B Shares. The Fund does not continuously offer Class IB Shares or Class IC Shares. The only new Class IB Shares and Class IC Shares to be issued are those shares issued to satisfy dividend and capital gain reinvestments.

Comment 4	Please supplementally advise the Staff whether the Fund is complying with the conditions contained in any of its currently applicable Exemptive Orders.

Response 4	The Fund is complying with the conditions contained in its currently applicable Exemptive Orders.

Comment 5	Please supplementally explain the Fund’s use of derivatives.

Response 5	As disclosed in the Fund’s prospectus, the Fund may invest up to 10% of its total assets in structured notes, credit-linked notes and credit default swaps to enhance the yield on its portfolio or to increase income available for distributions or for other non-hedging purposes; and other types of structured investments. In addition, as disclosed in the Fund’s prospectus, the Fund may enter into various interest rate hedging and risk management transactions that may be considered to involve derivative instruments.

Comment 6	Please consider adding disclosure that the Fund’s net asset value could experience significant volatility as a result of its investments in Senior Loans.

Response 6	The Fund respectfully notes that the suggested disclosure is currently in the section of the Fund’s prospectus entitled “Prospectus Summary – Special Risk Considerations – Senior Loans,” and “The Fund – Risks – Senior Loans.” Thus, the Fund has not added any additional disclosure.
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          In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Kim Lombardo at (312) 407-0768 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor

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